UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2009

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

*	Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Albany, New York
June 29, 2010

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value:
Cash and money market funds	$1,625	22,517
Collective investment fund	6,719,457	6,525,921
Bond mutual funds	3,916,335	3,732,381
Common stock of NBT Bancorp Inc.	26,035,264	30,742,523
Domestic equity mutual funds	20,054,730	14,679,776
Foreign equity mutual funds	2,926,178	2,126,087
Graduated retirement target mutual funds	2,440,286	986,744
Total investments	62,093,875	58,815,949
Participant loans	1,083,819	811,541
Participant contribution receivable	96,853	—
Employer contribution receivable	2,052,945	1,549,588
Total plan assets	65,327,492	61,177,078
Liabilities:
Excess contributions due to plan participants	6,697	—
Net assets available for plan benefits	65,320,795	61,177,078
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(183,143)	(26,307)
Net assets available for plan benefits	$65,137,652	61,150,771

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Contributions:
Participants	$3,372,660	2,809,978
Employer	3,388,993	2,666,555
Rollovers	837,721	547,187
Total contributions	7,599,374	6,023,720
Investment income:
Net realized and unrealized loss on investments	(2,960,548)	(3,296,684)
Interest	55,689	62,467
Dividends	1,377,464	1,518,900
Net investment loss	(1,527,395)	(1,715,317)
Total increase	6,071,979	4,308,403
Deductions from net assets attributed to:
Distributions	(2,085,098)	(4,685,323)
Net increase (decrease) in net assets available for plan benefits	3,986,881	(376,920)
Net assets available for plan benefits:
Beginning of year	61,150,771	61,527,691
End of year	$65,137,652	61,150,771

See accompanying notes to financial statements.

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor or the Company). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., and Charles Schwab are the trustees of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which are considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

All employees over age 21 who are scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

(c)	Contributions

Participants may make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a prorata basis, based on compensation. During 2009 and 2008, discretionary contributions of $2,006,591 and $1,549,588, respectively, were approved by the Sponsor’s board of directors. These amounts were paid during 2009 and 2008, respectively.

(d)	Participants’ Accounts

Participants may elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in the employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

(f)	Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

(g)	Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2009 and 2008, forfeitures from nonvested accounts totaled $55,935 and $50,207, respectively. Forfeiture account balances totaled $25,431 and $6,069 at December 31, 2009 and 2008, respectively.

(h)	Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

(i)	Participant Loans

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(j)	Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(k)	Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Amounts in prior year’s financial statements are reclassified when necessary to conform with current year’s presentation.

(b)	Investments Held in Trust and Participant Loans

The Plan’s investments are stated at fair value on the Statements of Net Assets Available for Plan Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net investment loss on the Statements of Changes in Net Assets Available for Plan Benefits. Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Loans to participants are carried at the unpaid principal balance. The fair value of loans approximates book value.

The collective investment fund consists of the Federated Capital Preservation Fund (the Fund), which primarily holds guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or open-end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts. The key factors that influence future interest credit rates for a synthetic GIC include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into/out of the synthetic GIC; the investment returns generated by the fixed-income securities underlying the GIC; and the duration of the fixed-income securities underlying the synthetic GIC. Interest credit ratings typically reset on a monthly or quarterly basis according to each synthetic GIC. While there may be slight variations from one to another, most use a formula that is based on the characteristics of the underlying portfolio of the fixed-income securities. All synthetic GICs provide for a minimum interest credit rate of zero percent, which is intended to protect participant’s principal and accrued interest.

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events may include, but are not limited to, the following: (l) amendments to Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

The GICs limit the circumstances under which the issuer may unilaterally terminate the GIC on short notice. These circumstances may include, but are not limited to, the following: (1) the Fund loses its qualified status under the Internal Revenue Code or is otherwise terminated, (2) The Trustee of the Fund fails to meet its material obligation under the GIC, attempts to assign the GIC, or engages in fraud or misinterpretation that materially affects the risk profile of the GIC; or (3) if the fixed income securities underlying the synthetic GIC fail to meet certain criteria as specified in the synthetic GIC. If one of these events occur, the issuer could terminate the synthetic GIC at the market value of the underlying fixed-income securities (or in the case of a traditional GIC, at the hypothetical market value based on a contractual formula).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for plan benefits.

(e)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2009 through June 29, 2010, which was the date the financial statements were available to be issued.

(3)	Investments and Fair Value Measurements

Fair value of investments that represent 5% or more of the net assets available for plan benefits at December 31, 2009 or 2008 are as follows:

	2009	2008
Collective Investment fund:
Federated Capital Preservation Fund	$6,719,457	6,525,921
Domestic equity mutual funds:
American Funds Growth Fund of America	4,869,206	3,411,139
Common stock:
NBT Bancorp Inc.	26,035,264	30,742,523

During 2009 and 2008, the Plan’s investments depreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2009	2008
Collective investment fund	$59,879	55,097
Bond mutual funds	17,853	38,384
Common stock of NBT Bancorp Inc.	(8,471,822)	6,721,923
Domestic equity mutual funds	3,830,792	(8,608,082)
Foreign equity mutual funds	761,759	(1,163,316)
Graduated retirement target mutual funds	840,991	(340,690)
	$(2,960,548)	(3,296,684)

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The average yield for the collective investment fund (the Fund) based on actual earnings for years ended December 31, 2009 and 2008 was 3.53% and 4.07%, respectively. This represents the annualized earnings of all investments in the Fund divided by the average balance of all investments, at fair value, in the Fund for years ended December 31, 2009 and December 31, 2008, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2009 and 2008 was 3.70% and 4.52%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the average balance of all investments, at fair value, in the Fund for years ended December 31, 2009 and 2008, respectively.

The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2009 and 2008:

	December 31,	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Cash and money market funds	$1,625	1,625	—	—
Collective investment fund	6,719,457	—	6,719,457	—
Bond mutual funds	3,916,335	3,916,335	—	—
Common stock of NBT Bancorp Inc.	26,035,264	26,035,264	—	—
Domestic equity mutual funds	20,054,730	20,054,730	—	—
Foreign equity mutual funds	2,926,178	2,926,178	—	—
Graduated retirement target mutual funds	2,440,286	2,440,286	—	—
Total	$62,093,875	55,374,418	6,719,457	—

	December 31,	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
Cash and money market funds	$22,517	22,517	—	—
Collective investment fund	6,525,921	—	6,525,921	—
Bond mutual funds	3,732,381	3,732,381	—	—
Common stock of NBT Bancorp Inc.	30,742,523	30,742,523	—	—
Domestic equity mutual funds	14,679,776	14,679,776	—	—
Foreign equity mutual funds	2,126,087	2,126,087	—	—
Graduated retirement target mutual funds	986,744	986,744	—	—
Total	$58,815,949	52,290,028	6,525,921	—

NBT BANCORP INC.
401(K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The plan has no financial instruments recorded at fair value on a nonrecurring basis as of December 31, 2009 and 2008.

(4)	Nonparticipant Directed Investments

Information about the investments relating to accumulated nonparticipant directed contributions for the years ended December 31, 2009 and 2008, respectively, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows:

	2009	2008
Fair value of NBT Bancorp Inc. common stock beginning of year	$27,613,927	25,170,875
Contributions	3,388,993	2,666,555
Dividends	964,985	942,053
Net realized and unrealized (depreciation) appreciation	(8,682,617)	3,309,656
Transfers from (to) participant-directed investments	587,674	(2,812,269)
Distributions	(642,503)	(1,662,943)

Fair value of NBT Bancorp Inc. common stock end of year	$23,230,459	27,613,927

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Party-in-Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s sponsor. Therefore, transactions involving those shares are party-in-interest transactions. EPIC Advisors, Inc., the Plan’s recordkeeper, is a wholly-owned subsidiary of NBT Financial Services, Inc., which is a wholly-owned subsidiary of the sponsor. Participant loan distributions and repayments are also considered party-in-interest transactions.

Schedule 1
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2009

(a)	(b) Identity of issuer borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash	Cash	**	$1,299
	Schwab retirement advantage money fund	Money market fund	**	326
	Federated Capital Preservation Fund	Collective investment fund	**	6,536,314
	Dodge & Cox Income	Bond mutual fund, 130,582 shares	**	1,692,346
	Vanguard Intermediate US Treasury	Bond mutual fund, 200,540 shares	**	2,223,989
	American Funds Growth Fund of America	Equity mutual fund, 180,810 shares	**	4,869,206
	Vanguard Capital Opportunity	Equity mutual fund, 17,960 shares	**	1,246,241
	Columbia Acorn	Equity mutual fund, 45,690 shares	**	1,127,627
	CRM Mid Cap Value Fund	Equity mutual fund, 2,146 shares	**	51,258
	Europacific Growth Fund	Equity mutual fund, 10,601 shares	**	399,447
	Oakmark Equity Income Fund	Equity mutual fund, 102,681 shares	**	2,622,473
	T-Rowe Price Retirement Income Fund	Graduated retirement target mutual fund, 11,366 shares	**	138,779
	T-Rowe Price Retirement 2010 Fund	Graduated retirement target mutual fund, 20,938 shares	**	292,084
	T-Rowe Price Retirement 2020 Fund	Graduated retirement target mutual fund, 54,319 shares	**	793,061
	T-Rowe Price Retirement 2030 Fund	Graduated retirement target mutual fund, 63,787 shares	**	964,462
	T-Rowe Price Retirement 2040 Fund	Graduated retirement target mutual fund, 14,727 shares	**	223,107
	T-Rowe Price Retirement 2050 Fund	Graduated retirement target mutual fund, 3,395 shares	**	28,793
	Federated Capital Appreciation Fund	Equity mutual fund, 136,029 shares	**	2,312,493
	Perkins Mid Cap Value Fund	Equity mutual fund, 77,243 shares	**	1,529,415
	T-Rowe Price Mid Cap Growth	Equity mutual fund, 23,878 shares	**	1,133,968
	Royce Low Price Stock	Equity mutual fund, 57,744 shares	**	811,308
	Dodge & Cox Stock Fund	Equity mutual fund, 19,117 shares	**	1,837,954
	Vanguard 500 Index Fund	Equity mutual fund, 24,919 shares	**	2,113,340
	American Funds New Perspective Fund	Foreign equity mutual fund, 115,842 shares	**	2,926,178
*	NBT Bancorp Inc.	Common stock, 1,278,118 shares	24,652,036***	26,035,264
*	Participant loans receivable	Interest rates – 4.25% – 9.50%	**	1,083,819
				$62,994,551
*	Party-in-interest.
**	Cost omitted for these participant directed investments.
***	Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2010	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

	By:	/s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President and Director of
Human Resources and Member of the
401(k) Plan Administrative Committee of
The NBT Bancorp Inc. 401(k) and
Employee Stock Ownership Plan

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm